Annual & Special General Meeting of Shareholders of SaverOne 2014 Ltd.

Date: August 14, 2023
See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

	For	Against	Abstain
1. To re-elect Ori Gilboa to the Company's Board of Directors until the Company's next annual general meeting of shareholders.	☐	☐	☐
2. To re-elect Jacob Tenenboim to the Company's Board of Directors until the Company's next annual general meeting of shareholders.	☐	☐	☐
3. To re-elect Yaron Be'eri to the Company's Board of Directors as an independent director until the Company's next annual general meeting of shareholders.	☐	☐	☐
4. To re-elect Shlomo Shalev to our Board of Directors as an external director for a three-year term ending August 16, 2026.	☐	☐	☐

	Yes	No
4A. Please mark YES if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the Proxy Statement of the Company. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.	☐	☐

	For	Against	Abstain
5. To approve the terms of employment for Ori Gilboa, the Company's Chief Executive Officer.	☐	☐	☐

	Yes	No
5A. Please mark YES if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the Proxy Statement of the Company. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.	☐	☐

	For	Against	Abstain
6. To approve the grant of restricted share units to Ori Gilboa, the Company's Chief Executive Officer.	☐	☐	☐

	Yes	No
6A. Please mark YES if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the Proxy Statement of the Company. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.	☐	☐

	For	Against	Abstain
7. To approve an amendment to the Company's compensation policy with respect to the adoption of a new clawback policy intended to comply with the clawback-related listing standards proposed by the Nasdaq Stock Market and the Israeli Companies Law 5759-1999, as amended, to take effect upon the effective date of the Nasdaq listing rule.	☐	☐	☐

	Yes	No
7A. Please mark YES if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the Proxy Statement of the Company. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.	☐	☐

	For	Against	Abstain
8. To approve the re-appointment Fahn Kanne & Co. Grant Thornton Israel as the Company's independent registered public accounting firm for the year ending December 31, 2023, and until the Company's next annual general meeting of shareholders, and to authorize the Company's Board of Directors to fix such accounting firm's compensation.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ____________ Please Date Above ____________

Please Sign Here ____________ Please Date Above ____________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual & Special General Meeting of Shareholders of SaverOne 2014 Ltd. to be held August 14, 2023 For Holders as of July 13, 2023

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EDT August 7, 2023.

PROXY TABULATOR FOR
SAVERONE 2014 LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

SaverOne 2014 Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12 p.m. EDT on August 7, 2023)

The undersigned Holder of American Depositary Receipts ("ADRs") hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares or other deposited securities represented by such ADRs of **SaverOne 2014 Ltd.** (the "Company") registered in the name of the undersigned on the books of the Depositary as of the close of business **July 13, 2023**, at the Company's **Annual General Meeting to be held on August 14, 2023, 3:00 p.m. Israel time** at the offices of the Company at Em Hamoshavot Rd. 94, Petah Tikva, Israel.

NOTE:

Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the proxy statement.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
SaverOne 2014 Ltd.
P.O. Box 8016
CARY, NC 27512-9903